High Yield Portfolio of
                    Merrill Lynch Municipal Bond Fund, Inc.
                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536




                                 July 11, 2006



VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Division of Investment Management

          Re:  High Yield Portfolio of
               Merrill Lynch Municipal Bond Fund, Inc.
               Request for Withdrawal of Registration Statement
               on Form N-1A (File No. 2-57354) filed as 485BPOS
               ------------------------------------------------

Ladies and Gentlemen:

      We hereby request withdrawal of the registration statement on Form N-1A of Merrill Lynch Municipal Bond Fund, Inc. (High Yield Portfolio) filed as a 485BPOS filing (the "Registration Statement") pursuant to Rule 477 under the Securities Act of 1933, as amended. The Registration Statement was originally filed on July 11, 2006 and has never been declared effective. The Registration Statement was incorrectly filed with the Securities and Exchange Commission as a 485BPOS filing. A substitute identical registration statement on Form N-1A was filed subsequently on July 11, 2006 as a 485APOS filing.

      Any questions or comments regarding this filing should be directed to Frank P. Bruno at (212) 839-5540 or Archana Manoharan at (212) 839-5619, both at the law firm of Sidley Austin LLP.

                                                   Sincerely,



                                                   /s/ Alice A. Pellegrino

                                                   Alice A. Pellegrino
                                                   Secretary


cc:      Frank P. Bruno
         Archana Manoharan